AUTHORIZATION AGREEMENT

     WHEREAS,  Subsection  (d)(5)  of  Article  III of  Section  26 of the  Fair
Practice  Rules  of  the  National  Association  of  Securities  Dealers,   Inc.
authorizes the payment of a Service fee not to exceed .25% per annum of the average net assets of a fund, and

     WHEREAS, Kaufmann Fund, Inc. ("Kaufmann Fund") wishes to be able to pay broker dealers for providing services to Kaufmann Fund investors;

     NOW, THEREFORE, The Kaufmann Fund is authorized as follows:

     1. To pay up to .25% per annum of its average net assets to broker dealers that provide liaison services to investors, including but not limited to, responding to customer inquiries and providing information on their investments.

     2. No broker dealer shall receive more than .25% of the average annual net asset value of shares sold. The term shares sold shall include dividend and capital gains reinvested.

     3. In calculating service fees, Kaufmann Fund shall use the daily net asset value of the shares sold by the broker dealers and pay such fee on a monthly or such other periodic basis as may be agreed upon.

     IN WITNESS WHEREOF, The Kaufmann Fund has executed the Authorization Agreement this 7th day of October, 1993.

                                             THE KAUFMANN FUND, INC.


                                             BY: /s/ Lawrence Auriana
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